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                             June 21, 2022

       Craig A. Huffman
       Chief Executive Officer and Chief Financial Officer
       Treasure & Shipwreck Recovery, Inc.
       13046 Racetrack Road, #234
       Tampa, FL 33626

                                                        Re: Treasure &
Shipwreck Recovery, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed May 26, 2022
                                                            File No. 024-11781

       Dear Mr. Huffman:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 2 to Form 1-A Filed May 26, 2022

       Exhibit Index, page 58

   1. We note that you have included the independent auditor's opinion for the audited financial statements for the year
ended April 30, 2019, but you did not include the corresponding auditor's consent.
Please revise to file the auditor's consent for the year ended April 30,
                                                        2019.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Craig A. Huffman
Treasure & Shipwreck Recovery, Inc.
June 21, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                          Sincerely,
FirstName LastNameCraig A. Huffman
                                                          Division of
Corporation Finance
Comapany NameTreasure & Shipwreck Recovery, Inc.
                                                          Office of Trade &
Services
June 21, 2022 Page 2
cc:       Milan Saha
FirstName LastName